

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2023

Richard Buskirk
Senior Vice President and Chief Financial Officer
Laureate Education, Inc.
PMB 1158
1000 Bricknell Avenue, Suite 715
Miami, FL 33131

> **Re: Laureate Education, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed February 23, 2023**
> **File No. 001-38002**

Dear Richard Buskirk:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand yourdisclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measure, page 39

1. We note that your calculation for EBITDA begins with income (loss) from continuing operations rather than net income (loss). Please explain why you believe this presentation is appropriate or revise. Refer to Question 103.02 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Blaise Rhodes at 202-551-3774 or Angela Lumley at 202-551-3398, if you have any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Trade & Services